Exhibit 99.1

500.com Limited Announces Unaudited Financial Results For the Second Quarter of 2017

SHENZHEN, China, July 28, 2017—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the second quarter ended June 30, 2017.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the second quarter of 2017.

Investment in MelcoLot

On June 6, 2017, the Company purchased from Melco LottVentures Holdings Limited an aggregate of 1,278,714,329 shares (the “Sale Shares”) of MelcoLot Limited (“MelcoLot”), a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), representing approximately 40.65% of MelcoLot’s existing issued share capital as of the acquisition date. The total consideration for the Sale Shares is approximately HK$322.2 million (US$41.3 million), equivalent to approximately HK$0.252 per Sale Share. Melcolot is principally engaged in the provision of lottery-related technologies, systems and solutions to two state-run lottery operators in China, namely the China Welfare Lottery Issuance Centre and China Sports Lottery Administration Centre (“CSLA”). MelcoLot is a distributor of high quality, versatile lottery terminals and parts for CSLA, which is the exclusive sports lottery operator in China. MelcoLot provides game upgrading technology and system maintenance service for the rapid-draw game“Shi Shi Cai” in Chongqing Municipality. MelcoLot has also established a wide presence by managing a network of retail outlets in China. The Company accounted for the purchase as an equity method investment.

Second Quarter 2017 Highlights

•	Net revenues were RMB19.3 million (US$2.8 million), compared with RMB18.4 million for the first quarter of 2017, and RMB1.2 million for the second quarter of 2016.

•	Operating loss was RMB69.5 million (US$10.3 million), compared with operating loss of RMB63.9 million for the first quarter of 2017, and operating loss of RMB89.4 million for the second quarter of 2016.

•	Non-GAAP[1] operating loss was RMB43.7 million (US$6.4 million), compared with non-GAAP operating loss of RMB35.1 million for the first quarter of 2017, and non-GAAP operating loss of RMB40.7 million for the second quarter of 2016.

•	Net loss attributable to 500.com was RMB52.6 million (US$7.8 million), compared with net loss attributable to 500.com of RMB62.3 million for the first quarter of 2017, and net loss attributable to 500.com of RMB27.7 million for the second quarter of 2016.

•	Non-GAAP net loss attributable to 500.com was RMB26.8 million (US$4.0 million), compared with non-GAAP net loss attributable to 500.com of RMB33.6 million for the first quarter of 2017, and non-GAAP net income attributable to 500.com of RMB21.0 million for the second quarter of 2016.

•	Basic and diluted losses per ADS were RMB1.29 and RMB1.29, respectively.

•	Non-GAAP basic and diluted losses per ADS were RMB0.66 and RMB0.66, respectively.

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial results for the second quarter of 2017. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes that it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

As part of our effort to expand our business scope and create additional revenue sources, we have commenced our sports information and mobile gaming businesses since the fourth quarter of 2016, and have witnessed steady revenue growth from them. We have also acquired approximately 40.65% of the issued share capital of MelcoLot Limited in June 2017 and completed the acquisition of 93.0% equity interest of The Multi Group Ltd in July 2017. We believe that these businesses and strategic acquisitions will create strong synergies with our existing operation platform.”

Second Quarter 2017 Financial Results

Net Revenues

Net revenues were RMB19.3million (US$2.8 million), representing a significant increase from RMB1.2 million for the second quarter of 2016 and an increase of 4.9% from RMB18.4 million for the first quarter of 2017. Net revenues for the second quarter of 2017 were primarily generated from mobile gaming and sports information services, which commenced in the fourth quarter of 2016 and continued to grow.

Operating Expenses

Operating expenses were RMB89.7 million (US$13.2 million), representing a decrease of 6.8% from RMB96.2 million during the second quarter of 2016, and an increase of 8.3% from RMB82.8 million during the first quarter of 2017. The year-over-year decrease was mainly due to a decreases in share-based compensation expenses associated with share options granted to the Company’s employees of RMB22.9 million, which was partially offset by increases in marketing and promotional expenses relating to mobile gaming and sports information services of RMB5.5 million, rental expenses of RMB3.6 million for the Company’s new office, depreciation and amortization associated with acquired intangible assets of RMB1.8 million, salary expenses of RMB2.8 million for mobile gaming and sports information services and a bad debt provision of RMB2.4 million provided for other receivables during the second quarter of 2017. The sequential increase was mainly attributable to increases in marketing and promotional expenses relating to mobile gaming and sports information services of RMB3.9 million, salary expenses of RMB2.6 million, a bad debt provision of RMB2.4 million provided for other receivables during the second quarter of 2017 and travel expenses of RMB0.8 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB2.9 million.

Cost of services was RMB5.7 million (US$0.8 million), representing an increase of 67.6% from RMB3.4 million during the second quarter of 2016, and a slight decrease of 3.4% from RMB5.9 million during the first quarter of 2017. The year-over-year increase was mainly attributable to increases in amortization associated with acquired intangible assets of RMB3.1 million and account handling expenses related to the Company’s mobile distribution channels of RMB0.7 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.4 million.

Sales and marketing expenses were RMB15.1 million (US$2.2 million), representing an increase of 33.6% from RMB11.3 million during the second quarter of 2016, and an increase of 38.5% from RMB10.9 million during the first quarter of 2017. The year-over-year and sequential increases were mainly attributable to an increase in marketing and promotional expenses relating to mobile gaming and sports information services.

General and administrative expenses were RMB53.3 million (US$7.9 million), representing a decrease of 15.8% from RMB63.3 million during the second quarter of 2016, and an increase of 4.3% from RMB51.1 million during the first quarter of 2017. The year-over-year decrease was mainly due to decreases in share-based compensation expenses associated with share options granted to the Company’s employees of RMB16.1 million and depreciation and amortization expenses of RMB1.3 million, which were partially offset by increases in rental expenses of RMB3.6 million for the Company’s new office, a bad debt provision of RMB2.4 million provided for other receivables during the second quarter of 2017 and salary expenses of RMB1.7 million. The sequential increase was mainly attributable to a bad debt provision of RMB2.4 million provided for other receivables during the second quarter of 2017, travel expenses of RMB0.8 million and salary expenses of RMB0.8 million, which were partially offset by decreases in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.1 million and consulting expenses of RMB0.9 million.

Service development expenses were RMB15.6 million (US$2.3 million), representing a decrease of 14.3% from RMB18.2 million during the second quarter of 2016, and a slight increase of 4.7% from RMB14.9 million during the first quarter of 2017. The year-over-year decrease was mainly due to a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB3.4 million, which was partially offset by an increase in salary expenses of RMB1.7 million for mobile gaming and sports information services. The sequential increase was mainly attributable to an increase in salary expenses of RMB1.2 million, which was partially offset by decreases in share-based compensation expenses associated with share options granted to the Company’s employees of RMB0.5million.

Operating Loss

Operating loss was RMB69.5 million (US$10.3 million), compared with operating loss of RMB89.4 million during the second quarter of 2016, and operating loss of RMB63.9 million during the first quarter of 2017.

Non-GAAP operating loss was RMB43.7 million (US$6.4 million), compared with non-GAAP operating loss of RMB40.7 million during the second quarter of 2016, and non-GAAP operating loss of RMB35.1 million during the first quarter of 2017.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB52.6 million (US$7.8 million), compared with net loss attributable to 500.com of RMB27.7 million during the second quarter of 2016, and net loss attributable to 500.com of RMB62.3 million during the first quarter of 2017. The year-over-year increase was mainly attributable to a gain from the disposal of Sumpay.cn of RMB64.8 million recognized during the second quarter of 2016, there was no such gain recognized during the second quarter of 2017. Which was partially offset by an increase in revenues generated from mobile gaming and sports information services of RMB18.1 million and a reversal of uncertain tax liabilities of RMB18.6 million during the second quarter of 2017. The sequential decrease was mainly due to a reversal of uncertain tax liabilities of RMB18.6 million during the second quarter of 2017, which was partially offset by an increase in operating expenses of RMB6.9 million during the second quarter of 2017.

Non-GAAP net loss attributable to 500.com was RMB26.8 million (US$4.0 million), compared with non-GAAP net income attributable to 500.com of RMB21.0 million during the second quarter of 2016, and non-GAAP net loss attributable to 500.com of RMB33.6 million during the first quarter of 2017.

Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of June 30, 2017, the Company had cash and cash equivalents of RMB606.1 million (US$89.4 million), restricted cash1 of RMB439.0 million (US$64.8 million) and short-term investments of RMB115.0 million (US$17.0 million), compared with cash and cash equivalents of RMB1,413.4 million, restricted cash of RMB2.3 million, and short-term investments of RMB100.0 million as of March 31, 2017.

Prepayments and Other Current Assets

As of June 30, 2017, the balance of prepayment and other current assets was RMB45.8 million (US$6.8 million), compared with RMB70.4 million as of March 31, 2017. The balance as of June 30, 2017 mainly included: (i) the current portion of deferred expenses of RMB7.9 million (US$1.2 million); (ii) receivables of deposits of RMB17.6 million (US$2.6 million); (iii) receivables from third party payment service providers of RMB4.3 million (US$0.6 million); and (iv) other receivables of RMB16.0 million (US$2.4 million).

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7793 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2017.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

1 Restricted cash represents government grants received but pending for final clearance and the deposit in security account for mandatory cash offer for the share purchase of MelcoLot, which was subsequently collected as of this financial report.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	673,102	606,077	89,401
Restricted cash	3,704	438,962	64,750
Time deposits	804,692	-	-
Short-term investments	100,000	115,000	16,963
Prepayments and other current assets	125,534	45,763	6,751
Total current assets	1,707,032	1,205,802	177,865

Non-current assets:
Property and equipment, net	53,935	85,369	12,593
Intangible assets, net	61,547	56,887	8,391
Goodwill	160,438	132,938	19,609
Deposits	5,810	5,899	870
Long-term investments	85,459	386,184	56,965
Other non-current assets	2,671	4,436	654
Total non-current assets	369,860	671,713	99,082

TOTAL ASSETS	2,076,892	1,877,515	276,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	16,270	9,728	1,435
Accrued expenses and other current liabilities	184,155	118,566	17,489
Income tax payable	9,050	2,664	393
Total current liabilities	209,475	130,958	19,317

Non-current liabilities:
Long-term payables	44,472	27,512	4,058
Deferred tax liabilities	14,902	13,572	2,002
Total non-current liabilities	59,374	41,084	6,060

Total liabilities	268,849	172,042	25,377

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2016 and June 30, 2017; 335,494,792 and 333,275,882 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively	115	115	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2016 and June 30, 2017; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively	28	28	4
Additional paid-in capital	2,198,385	2,255,413	332,691
Treasury shares	(123,258)	(143,780)	(21,209)
Accumulated deficit	(538,328)	(653,271)	(96,363)
Accumulated other comprehensive income	172,589	143,279	21,135
Total 500.com Limited shareholders’ equity	1,709,531	1,601,784	236,275
Noncontrolling interests	98,512	103,689	15,295
Total shareholders' equity	1,808,043	1,705,473	251,570

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,076,892	1,877,515	276,947

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	1,238	18,436	19,315	2,849

Operating costs and expenses:
Cost of services	(3,436)	(5,850)	(5,691)	(839)
Sales and marketing	(11,303)	(10,894)	(15,057)	(2,221)
General and administrative	(63,339)	(51,110)	(53,344)	(7,869)
Service development expenses	(18,163)	(14,907)	(15,565)	(2,296)
Total operating expenses	(96,241)	(82,761)	(89,657)	(13,225)
Other operating income	897	49	35	5
Government grant	5,081	934	3,893	574
Other operating expense	(346)	(517)	(3,093)	(456)
Operating loss	(89,371)	(63,859)	(69,507)	(10,253)
Others,net	-	302	(4,751)	(701)
Interest income	3,609	6,784	5,039	743
Loss from equity method investments	(73)	(130)	(591)	(87)
Gain from disposal of subsidiaries	64,778	-	-	-
Changes in fair value of contingent considerations	-	(467)	(622)	(92)
Loss before income tax	(21,057)	(57,370)	(70,432)	(10,390)
Income tax (expense) benefit	(8,312)	(2,670)	20,706	3,054
Net loss	(29,369)	(60,040)	(49,726)	(7,336)
Less: Net (loss) income attributable to the non-controlling interests	(1,658)	2,278	2,899	428
Net loss attributable to 500.com Limited	(27,711)	(62,318)	(52,625)	(7,764)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	32,012	(7,108)	(21,448)	(3,164)
Change in fair value of available for sale securities	55	1,946	(2,700)	(398)
Other comprehensive income (loss), net of tax	32,067	(5,162)	(24,148)	(3,562)
Comprehensive income (loss)	2,698	(65,202)	(73,874)	(10,898)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(1,658)	2,278	2,899	428
Comprehensive income (loss) attributable to 500.com Limited	4,356	(67,480)	(76,773)	(11,326)

Losses per share attributable to 500.com Limited
Basic	(0.07)	(0.15)	(0.13)	(0.02)
Diluted	(0.07)	(0.15)	(0.13)	(0.02)
Losses per ADS* attributable to 500.com Limited
Basic	(0.67)	(1.52)	(1.29)	(0.19)
Diluted	(0.67)	(1.52)	(1.29)	(0.19)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	413,814,006	409,325,173	408,079,914	408,079,914
Diluted	413,814,006	409,325,173	408,079,914	408,079,914

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss	(89,371)	(63,859)	(69,507)	(10,253)
Adjustment for share-based compensation expenses	48,706	28,729	25,842	3,812
Adjusted operating loss (non-GAAP)	(40,665)	(35,130)	(43,665)	(6,441)

Net loss attributable to 500.com Limited	(27,711)	(62,318)	(52,625)	(7,764)
Adjustment for share-based compensation expenses	48,706	28,729	25,842	3,812
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	20,995	(33,589)	(26,783)	(3,952)

Earnings (Losses) per share attributable to 500.com Limited (non-GAAP)
Basic	0.05	(0.08)	(0.07)	(0.01)
Diluted	0.05	(0.08)	(0.07)	(0.01)
Earnings (Losses) per ADS* attributable to 500.com Limited (non-GAAP)
Basic	0.51	(0.82)	(0.66)	(0.10)
Diluted	0.49	(0.82)	(0.66)	(0.10)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	413,814,006	409,325,173	408,079,914	408,079,914
Diluted	424,203,719	409,325,173	408,079,914	408,079,914

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.